Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
FAX: (212) 310-8007
December 10, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Jeffrey Riedler

Re:	Fortegra Financial Corporation
Registration Statement on Form S-1
File No. 333-169550

Dear Mr. Riedler:
          On behalf of our client, Fortegra Financial Corporation (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 5 (the “Amendment”) to the Registration Statement on Form S-1 of the Company (File No. 333-169550), together with exhibits thereto (the “Registration Statement”).
          Set forth below in bold are comments in the Staff’s comment letter of December 10, 2010. Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.
Capitalization, page 44
1.	Please expand to cover all transactions described in the Use of Proceeds section. Please also revise to include the conversion of the Class A common stock into common stock in a pro forma table.

The Company has revised its disclosure on pages 44-45 in response to the Staff’s comment.

2.	Please explain how the Capitalization table reflects the $14.1 million conversion amount payment primarily to affiliates of Summit Partners.

The Company respectfully advises the Staff that the revisions to the disclosure on pages 44-45 reflect the payment of the conversion amount.
Dilution, page 47
3.	Please provide us with your computation of the “pro forma as adjusted net tangible book value per share after the offering” (i.e. $1.70). In particular, show how this calculation reflects the outstanding shares on a pro forma basis in the Capitalization table.

The Company has provided the requested computation as Exhibit A to this letter.

4.	Please provide us with your computation of total consideration received from existing shareholders, as shown in the table on page 48 (i.e. $57,168,888).

The Company has provided the requested computation as Exhibit B to this letter.
Exhibit 5.1 Opinion of Weil, Gotshal & Manges LLP
5.	We note your legal opinion states that the selling stockholder shares, when sold as contemplated in the registration statement and upon payment and delivery in accordance with the Underwriting Agreement, will be validly issued, fully paid, and non-assessable. As these shares are currently outstanding, please provide a legal opinion that the shares were validly issued and are fully paid and non-assessable.

The Company’s legal counsel has revised its legal opinion in response to the Staff’s comment. See Exhibit 5.1.

          If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely yours,
/s/ ALEXANDER D. LYNCH
Alexander D. Lynch

cc:	Richard S. Kahlbaugh, Fortegra Financial Corporation
Walter P. Mascherin, Fortegra Financial Corporation
Michael Vrban, Fortegra Financial Corporation
John G. Short, Fortegra Financial Corporation
Michael Groll, Esq., Dewey & LeBoeuf LLP
Richard B. Spitzer, Esq., Dewey & LeBoeuf LLP

EXHIBIT A
Computation of Pro Forma As Adjusted Net Tangible
Book Value Per Share After the Offering
(in thousands, except per share data)

Pro forma as adjusted total stockholders equity at 9/30/2010	$136,293
Less: Goodwill and other intangible assets at 9/30/2010	112,675

$23,618
Divided by pro forma as adjusted shares outstanding	20,258
Pro forma as adjusted net tangible book value per share after the offering	$1.17

EXHIBIT B
Computation of Total Consideration Received from
Existing Stockholders
The following computation shows the number of shares issued to existing stockholders and the price per share paid by such stockholders and does not gives effect to the 5.25 for one stock split.

	Number of Shares	Price Paid Per Share	Total Consideration
	2,771,563	$17.07	$47,310,580.41
	232,468	42.35	9,845,019.80
	3,000	8.12	24,360.00

Total	3,007,031		$57,179,960.21